Peloton Interactive, Inc.

April 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington D.C. 20549

Attention: Charles Eastman and Andrew Blume
    Re:     Peloton Interactive, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2023
File No. 001-39058

Dear Messrs. Eastman and Blume:

Peloton Interactive, Inc. (the “Company,” “we,” or “our”) hereby submits this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 20, 2024, with respect to the above-referenced filing.

Set forth below is the heading and text of each Staff comment, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 57

1.Please address the following comments related to your Adjusted EBITDA presentation:

With respect to the entirety of Question 1, we acknowledge the Staff’s comment and advise that we have considered Item 10(e) of Regulation S-K and the Staff’s guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Set forth below is a discussion of the nature of our Supplier settlements, Litigation and settlement expense, and Product recall and related matters adjustments, the rationale for why our adjustments relate to items that are nonrecurring, infrequent, or unusual, and why such adjustments are not misleading and are not normal, recurring, cash operating expenses necessary for the Company to operate its business on an on-going basis.

●Provide us with additional information regarding the “Supplier settlements” adjustment, including the nature and key terms of the underlying agreements. Clarify if you enter into purchase agreements with all material suppliers and if settlement terms and amounts are stipulated in your contracts or separately negotiated on an as needed basis.

Response:

We acknowledge the Staff’s comment and note that, during fiscal years 2022 and 2023, the Company entered into settlement arrangements with various third-party suppliers to terminate certain future inventory purchase commitments in an effort to align its inventory levels with then current levels of decreased demand. The Company’s purchase commitments at that time, which included agreements with all material suppliers, typically covered forecasted product and manufacturing requirements for periods that spanned a number of months. In certain instances, these agreements allowed the Company to cancel, reschedule, and/or adjust its requirements based on business needs for a period of time before the order was due to be fulfilled. Although the Company’s commitments under its agreements were cancellable in certain situations, some of these commitments were not cancellable in the event of a demand plan change or other circumstances, such as where the supplier had procured unique, Peloton-specific designs or other specific non-cancellable, non-returnable components based on forecasts provided by the Company to the supplier.

The supplier settlement terms and amounts were not stipulated in the underlying master supply agreements or purchase orders. The costs incurred as a result of these supplier settlement arrangements were for inventory and other commitments deemed to be non-cancellable or non-returnable. The supplier settlement terms and amounts were separately negotiated on an as needed, supplier-by-supplier basis. The Company advises the Staff that this change in business requirement was part of an unusual, one-time effort to evaluate and adjust the Company’s forecasted inventory needs with its suppliers. The Company further notes that, following this one-time effort its agreements with suppliers and contract manufacturers typically have been structured to allow more flexibility in adjusting requirements based on business needs and changes in demand forecasting, which is another reason that the Company considered these supplier settlement arrangements to be nonrecurring.

●We note your disclosure on page 56 regarding the nature of the “Litigation and settlement expense” items considered “outside of the ordinary course of business.” Provide us with additional information regarding the nature of the items included in this adjustment for all periods presented. Specifically address how you determined that all components, such as patent infringement and consumer arbitration matters, are outside the ordinary course of your business. Also clarify how you assess and segregate items for classification between the litigation adjustment and the product recall adjustment.

Response:

We acknowledge the Staff’s comment and note that the litigation and settlement expenses that are added back to net loss to calculate adjusted EBITDA consist of legal settlements and related fees for specific proceedings that are considered to be nonrecurring, infrequent or unusual and outside the ordinary course of business. The Company evaluates the following factors to determine whether the expenses for a proceeding or a settlement are nonrecurring, infrequent, or unusual and are therefore appropriate to exclude from adjusted EBITDA:

●Frequency of similar cases that have been brought to date or are expected to be brought within two years;

●Complexity of the case;
●Nature of the remedy(ies) sought;
●Offensive versus defensive posture of the Company;
●Counterparty involved; and
●Overall litigation strategy.

These determinations are regularly provided to senior management, the Company’s management-level disclosure committee, and the audit committee of the Company’s board of directors.

As the Company has disclosed, the nature of these expenses in fiscal years 2021, 2022, and 2023 consisted of litigation and settlement expenses relating to patent infringement, consumer arbitration, and product-recall-related matters that are considered outside the ordinary course of business.

For example, the Company’s litigation with DISH Technologies L.L.C. and Sling TV L.L.C. (the “Dish Matter”) represented 78% of the Company’s litigation related add-backs for fiscal year 2023 and is an example of a patent infringement matter determined to be nonrecurring, infrequent, and unusual and outside of the Company’s ordinary course of business based on the above factors. The nature of this particular matter was significantly more complex than routine intellectual property claims and, in addition to seeking monetary damages or other more typical remedies from a district court, also sought an order from the International Trade Commission to broadly prohibit the Company from the sale, distribution, marketing, transferring, or advertising in the United States of products that had the infringing functionality installed on them, and the importation of products unless they were deemed non-infringing by the International Trade Commission and/or U.S. Customs and Border Protection. Only narrow exceptions to this ban were permitted, and parts not directly incorporating the infringing functionality also were barred. Based on its assessment of the various factors and the unusual nature of the case, the Company considered this matter to be nonrecurring, infrequent, and unusual, and therefore determined that expenses relating to this matter should be added back when calculating adjusted EBITDA.

The Company regularly assesses the charges (and credits) associated with litigation matters that are excluded from (or added back to) adjusted EBITDA and provides disclosures about the nature of any such expense or credit, if material. As the Company and its industry evolves, the Company also periodically assesses whether certain types of litigation matters have become normal recurring costs of operating its business, and therefore, would generally not be appropriate to exclude from adjusted EBITDA. For example, although the Company in the past considered patent infringement and consumer arbitration claims to be outside the ordinary course of its business as evaluated at the time, the Company has determined that these types of claims have become more routine in its business. Therefore, on a prospective basis, following a change in practice starting in fiscal year 2022, the Company no longer adds back costs from new patent infringement or consumer arbitration claims to adjusted EBITDA, unless the matter is considered to be nonrecurring, infrequent or unusual and outside the ordinary course of business, such as the Dish Matter. For consistency, the Company continues to add back charges relating to historical patent infringement and consumer arbitration claims that were determined, prior to the Company’s change in practice, to be nonrecurring, infrequent or unusual and outside the ordinary course of business.

Beyond the Dish Matter, the Company’s remaining litigation related add-backs for fiscal year 2023 were primarily due to legal costs associated with product recalls, representing 17% of litigation related add-backs. With respect to how components of product recall related costs are segregated between the litigation adjustment and the product recall adjustment within the Company’s adjusted EBITDA calculation, the Company presents legal fees incurred in connection with product recalls as litigation adjustments and presents the costs necessary to both remedy the products, and if necessary account for any actual and estimated future returns, as product recall adjustments.

●In regards to your “Product recall related matters” adjustment, provide us with a history of any material product recalls and explain how you determine which product recall costs to include. If all costs related to product recalls have been removed in your non-GAAP presentation for all periods presented, tell us how you determined such treatment was appropriate. Specifically address why you believe it is appropriate to exclude revenue adjustments related to actual and estimated returns.

Response:

We acknowledge the Staff’s comment and note that in the Company’s 12-year history, it has conducted four voluntary product recalls. In 2020, the Company announced a voluntary recall of first-generation Peloton PR70P clip-in pedals on Peloton Bikes sold between July 2013 and May 2016 (which was immaterial), due to a risk that the pedal could break during use with a risk of injury. In May 2021, the Company announced a voluntary recall of its Tread+ model due to a risk of injury. In the same month, the Company announced a voluntary recall of its Tread model related to the touchscreen due to a risk of injury. In May 2023, the Company announced a voluntary recall of the original model Peloton Bike seat posts sold in the U.S. from January 2018 to May 2023, which resulted in the Company offering a free replacement seat post as the approved repair. Both the Tread+ and Bike seat post recalls involved a substantial number of units, approximately 125,000 and 2.2 million units, respectively.

In determining whether a product recall is outside of the ordinary course of business and considered to be a nonrecurring, infrequent or unusual event, the Company assesses factors, including the nature of the product recall, the Company’s experience with similar product recalls at the time of such assessment, the impacts on the Company of the recall remedy and associated logistics, supply chain, and other externalities, as well as the expected consumer demand for such a remedy, and operational complexities in the design, regulatory approval and deployment of a remedy.

For example, the Company determined that the Tread+ recall was a nonrecurring, infrequent, and unusual matter and was outside of the ordinary course of its business based on the factors above, including the nature of the product recall and the complexity of the necessary remedy. In making this assessment at that time, the Company did not believe that it was reasonably likely to have a product recall of a similar nature with a similar magnitude and within a reasonable period, nor had the Company had a history of a similar product recall. Developing and obtaining regulatory approval of a solution for the Tread+ recall took over two years, in part due to the novel technical repair required. The Company had announced a voluntary recall for Tread+ in cooperation with the U.S. Consumer Product Safety Commission (the “CPSC”) on May 5, 2021, and halted sales of the product while the development of a potential remedy was ongoing in coordination with the CPSC, which controls the approval of the remedy. Members were notified by the Company that they could return their Tread+ for a full refund, or keep their Tread+ while the Company was developing a repair. On October 18, 2022, the CPSC and the Company jointly announced that Members had one additional year, until November 6, 2023, to opt for a full refund for the recalled Peloton Tread+ (after which a prorated refund was available). This period was a substantially longer period than required by law, which permits a discounted allowance for reasonable use for products in use for more than one year, and was also significantly beyond the 30-day return policy the Company offers in the ordinary course of business. On May 18, 2023, in collaboration with the CPSC, the Company announced the approval of a rear guard repair for the recalled Tread+. Separately, in determining that the Tread recall was nonrecurring, infrequent and unusual, the Company considered that the Tread recall arose concurrently with the Tread+ recall. As a result, the Company was unable for a time to offer any treadmill models for sale, while the remedy was under development for both recalled models. The Company had never launched simultaneous recalls for different models and different risks, each requiring a different remedy, which resulted in additional financial, supply chain, and service and support impacts.

The Company also determined that the original model Bike seat post recall was a nonrecurring, infrequent, and unusual matter and was outside of the ordinary course of its business. As part of its evaluation of the above factors, the Company determined that the size of the 2023 original model Bike seat post recall as ultimately determined was likely to result in a disproportionate consumer demand response in relation to other consumer product recalls. The Company, in collaboration with the CPSC, had announced on May 11, 2023 a voluntary recall of approximately 2.2 million of the original Peloton model Bikes sold in the U.S. from January 2018 to May 2023, and offered Members a free replacement seat post as the approved repair. The Company received an initial response from its consumers that was higher than expected, and higher than expected recall response rates in the consumer product segment, creating extraordinary supply chain demand and logistics impacts. As such, the Company did not believe it was reasonably likely that a product recall of a similar nature was expected within a reasonable period of time nor did the Company have a history of a similar product recall.

If the Company concludes that a particular recall is outside of the ordinary course of business based on the factors discussed above, it excludes the related product recall costs and revenue adjustments from adjusted EBITDA. Such exclusions may include costs relating to remedy development, logistics, recalled product repair or disposal, inventory write-downs or cancellation of supplier commitments, and adjustments related to actual and estimated returns. The Company accrues the cost of product recalls when the Company determines that it is probable a liability has been incurred and the amount can be reasonably estimated. In the recall context, the Company determines that it is probable that a liability has been incurred upon the earlier of (i) when the Company determines that a voluntary recall is necessary or prudent, or (ii) when the Company is required to recall a product in response to a mandatory recall order. To date, all of the Company’s product recalls have been voluntary and relate to its Connected Fitness Products, and therefore, the costs and potential corrective actions are recognized in Connected Fitness Products cost of revenue.

As a result of the Tread and Tread+ product recalls, the Company recognized an accrual for the cost associated with remedying the products based on an amount that was deemed probable and reasonably estimable. For the Tread+ product recall, the Company additionally recognized an adjustment to Connected Fitness Products revenue for actual and estimated future returns, which was deemed appropriate since, as part of the recall, Members were able to return their Tread+ for a full refund for over two years and a prorated refund thereafter for so long as recalled units remain in commerce. In connection with the Bike seat post voluntary recall, the Company recognized an accrual for the cost to replace the Bike seat posts based on an amount that was determined to be probable and reasonably estimable. The first-generation Peloton PR70P clip-in pedals product recall, which was not material to the Company, was considered by the Company an ordinary course of business event and therefore was not excluded from adjusted EBITDA.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Cost of Revenue, page 77

2.We note that classify costs associated with content creation within subscription cost of revenues. Citing authoritative accounting guidance, please tell us and disclose, to the extent applicable, your accounting policy for content creation costs, including the criteria for capitalization and amortization lives and methods.

Response:

We acknowledge the Staff’s comment and note that the Company considers its fitness and wellness classes to be part of a film group, under Accounting Standards Codification (“ASC”) 926-20-35-3B, as they are predominantly monetized with other classes through the generation of Subscription revenue earned for the delivery of the Company’s content library to its Members as part of their monthly memberships. In accordance with ASC 926-20-35-2, the Company expenses the costs incurred for the creation of a class as it exploits the class. The Company considers the unit of account for the exploitation of a class to be a stream of that class. The Company’s classes, produced in its New York and London studios, are predominantly exploited within six months of creation. The Company consistently incurs costs to produce new in-studio classes each week and deliver them to its Members for streaming on a routine basis.

The Company’s Scenic Content titles (which include instructor-guided classes and non-guided time and distance-based content options) are exploited for a period greater than one year following creation and distribution to its Members through its subscription service, and the Company capitalizes those costs in accordance with ASC 926 and amortizes them on a straight-line basis over an estimated 3-year life. Capitalized content costs account for approximately 1% of Total current assets and less than 1% of Total assets, and are included in Prepaid expenses and other current assets and Other assets on the Company’s Consolidated Balance Sheets.

3. Revenue, page 81

3.Please address the following comments related to your revenue recognition policies and disclosures:

●We note your disclosure on page 82 that you offer customers the option to purchase third-party extended warranty and service contracts that are recognized on a gross basis over the extended warranty coverage period. Please tell us how you considered the guidance in ASC 606, including ASC 606-10-55-36 through -40, in determining that the revenues should be recognized on a gross basis over time as opposed to on a net basis at the time the contracts are sold. In doing so, describe to us the pertinent terms of and parties involved with these extended warranties, including the nature of any third-party insurance companies, underwriters and/or administrative firms.

Response:

The Company acknowledges the Staff’s comment and notes that, in accordance with ASC 606-10-55-36, the Company recognizes extended warranty revenue on a gross basis over time (rather than on a net basis at the time the contracts are sold), as the nature of its promise is a performance obligation to provide extended warranty and claims services to the end customer over the service period.

When a customer purchases extended warranty or service coverage (“service contracts”) on the Company’s website, it accepts the terms and conditions of the service contract between the customer, a service contract obligor, and the Company as the administrator and seller. Under these arrangements, the Company is considered the primary obligor. The Company sets the price and collects payment from the customer on the sale of the service contract and remits a fee to the service contract obligor on that sale. Claims are submitted directly to the Company by the customer. The Company reviews the claim for eligibility, authorizes the work to be performed, and is responsible for facilitating the repair or replacement services, including providing labor and spare parts. The Company is responsible for submitting eligible claims to the service contract obligor in order to be reimbursed a claims fee for the claims serviced by the Company.

Although the vast majority of extended warranty contracts are entered into through the process described above, in certain instances, the Company may also enter into extended warranty and service contracts directly with its end customers.

Based on the guidance in ASC 606-10-55-36 through -40, the Company recognizes extended warranty revenue on a gross basis because the Company controls the specified service, and related goods in facilitating that service, before it is transferred to the customer. In arriving at this conclusion, the Company considered that (i) the Company has the primary responsibility for fulfilling the promise to provide the claims services to the customer, (ii) the Company has inventory risk for the replacement parts that are used in providing the claims services, and (iii) the Company has discretion in establishing the price of the service contract.

●Tell us the amount of warranty and service revenues recognized during the periods presented and the consideration you gave to disclosing such amounts pursuant to ASC 606-10-50-5 and/or ASC 280-10-50-40. To the extent that warranty revenues contributed disproportionately, and materially, to your income compared to your other revenue streams, please advise.

Response:

We acknowledge the Staff’s comment and note that warranty and services revenues were approximately 5%, 2%, and less than 1% of total Connected Fitness Products revenue and 2%, 1%, and less than 1% of total revenue for the fiscal years ending June 30, 2023, 2022, and 2021, respectively. The Company considers these amounts to be immaterial and therefore does not disclose them under ASC 606-10-50-5 and ASC 280-10-50-40.

12. Debt, page 91

4.Considering your Term Loan is interest-bearing, tell us why the interest expense table on page 94 does not reflect interest related to your borrowing rates.

Response:

We acknowledge the Staff’s comment and note the Company’s understanding that ASC 210-10-S99-1 and 220-10-S99-2 and Rules 5-02 and 5-03 of Regulation S-X do not require separate disclosure of total interest expense recognized on long-term debt. The Company does, however, disclose total amortization in tabular format within the Debt footnote to the Company’s financial statements, and total cash interest related to the Term Loan is included within its supplemental statement of cash flows disclosure. In addition, the Company respectfully refers the Staff to page 56 of the Management’s Discussion and Analysis in its Form 10-K for the fiscal year ended June 30, 2023 (“Form 10-K”), where the Company references the Term Loan as the leading contributor to total interest expense. To provide additional clarification, in future disclosures, the Company intends to revise the language used in the tabular footnote disclosure to the Company’s financial statements to more clearly describe what the interest expense represents.

13. Commitments and Contingencies
Legal and Regulatory Proceedings, page 95

5.We note your disclosure that there can be no assurance that your legal proceedings, either individually or in the aggregate, will not have a material adverse effect on your business, results of operations, financial condition or cash flows. To the extent it is reasonably possible you will incur losses in excess of recorded accruals related to your contingencies, please provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has provided the applicable required disclosures where the Company determined that it is reasonably possible that it would incur losses related to its contingencies. We respectfully refer the Staff to page 96 in Note 13. Commitments and Contingencies in the Form 10-K, where the Company discloses the allegations of Mayville Engineering Company, Inc. and claims for damages in excess of $107 million. We inform the Staff that all other cases where the Company determined that losses are reasonably possible are immaterial individually and in the aggregate. In future filings, the Company intends to clarify, as applicable, that contingency disclosures similar to the Company’s disclosure regarding Mayville Engineering Company, Inc. in Note 13 represent the amount of reasonably possible losses in excess of recorded amounts.

15. Equity-Based Compensation, page 97

6.Please provide the disclosures required by ASC 718-10-50-2(a)(1-2) for all stock-based awards.

Response:

We acknowledge the Staff’s comment and inform the Staff that, in future filings, the Company intends to add disclosures required by ASC 718-10-50-2(a)(1-2) within the Equity-Based Compensation footnote to its consolidated financial statements, including the requisite service or vesting period and the maximum contractual term of stock-based awards.

*****

Please do not hesitate to call me if you have any questions or require any additional information.

Sincerely,

/s/ Elizabeth Coddington
Elizabeth Coddington
Chief Financial Officer

cc: Saqib Baig